Exhibit 4.7

FOURTH AMENDMENT TO THE ALLERGAN, INC. RETIREMENT 401(k) PLAN

(Amended and Restated as of October 1, 2017)

WHEREAS, Allergan, Inc. (the “Company”) maintains the Allergan, Inc. Retirement 401(k) Plan, as amended (the “Plan”);

WHEREAS, Section 10.1 of the Plan authorizes the Company, by action of the Board of Directors of the Company, the Company’s officers, the Allergan Benefits Oversight Committee, or to the extent plan sponsor authority has been so delegated, to the Allergan Employee Benefits Committee, to make amendments to the Plan;

WHEREAS, prior to May 1, 2019, the Plan excluded from participation employees who were considered non-resident aliens for purposes of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, effective as of May 1, 2019, the Plan was amended to permit participation in the Plan by employees who are considered non-resident aliens for purposes of the Code, but have U.S. source earned income from a participating employer in the Plan;

WHEREAS, Section 5.5(d) of the Plan provides that profit sharing contributions may be made for a Plan year that are allocable solely to participants who are not Highly Compensated Employees (as such term is defined in the Plan, hereinafter referred to as “HCEs”) or a specified group of participants who are not HCEs, provided the Company first documents, in writing, the specific identity of each participant who will receive a profit sharing contribution and the specific amount allocated to each participant, such list to be incorporated by reference into the Plan;

WHEREAS, the Company wishes to amend the Plan to provide a profit sharing contribution for the 2019 Plan year under Section 5.5(d) of the Plan on behalf of three employees who (i) were non-resident aliens in 2018 for purposes of the Code, but had U.S. source earned income from a participating employer in the Plan; and (ii) are not HCEs for the 2019 plan year;

WHEREAS, the Company believes it is advisable to provide the three employees with a profit sharing contribution for the 2019 Plan year under Section 5.5(d) of the Plan equal to twelve percent (12%) of their eligible compensation under the Plan for the 2018 plan year, which is the matching contributions such employees would have been credited with under the Plan had they contributed the maximum matched deposits under the Plan for the 2018 plan year; and

WHEREAS, the Vice President, Rewards of Allergan plc has the authority to amend the Plan (on behalf of the Company) to reflect the above profit sharing contribution under Section 5.5(d) of the Plan.

NOW THEREFORE, BE IT RESOLVED, that the Plan is amended as follows:

Section 5.5(d) shall be amended, effective as of January 1, 2019, by adding the following paragraph to the end thereof:

Notwithstanding Section 5.5(b) and the requirements contained in Section 5.5(c) to be employed on the last day of the Plan year or have a Severance during the Plan Year for certain reasons (i.e., Sections 5.5(c)(i)(A) – (C)), the following employees listed below shall be credited with Profit Sharing Contributions for the 2019 plan year in the amount listed below, subject to the conditions of Sections 5.5(d)(ii) and (iii):

First Name	Last Name	Date of Hire	2018 Eligible Compensation	Special Profit Sharing Contribution for 2019 Plan Year
Xin	Wang	3/12/2018	$55,192.36	$6,623.08
Chan	Thunuguntla	8/27/2018	$34,326.91	$4,119.23
Pauline	Fontaine	12/17/2018	$2,442.31	$293.08

IN WITNESS WHEREOF, the Vice President, Rewards of Allergan plc hereby causes this Fourth Amendment to the Allergan, Inc. Retirement 401(k) Plan, to be adopted as of the date set forth below.

Date: October 14, 2019	By:	/s/ Eric Stern
Eric Stern
Its: Vice President, Rewards